02019464

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Vf 4-3-02

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-052819

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Sonenshine Pastor & Co. LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
400 Madison Ave, 19th Floor
(No. and Street)

RECD S.E.C.
APR 0 1 2002
585

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Marshall Sonenshine **(212) 994-3330**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue	**New York**	**NY**	**10019**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Vf 4-4-02

 Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Kathy K. Efrem, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Sonenshine Pastor & Co. LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal
Title

Notary Public

HOWARD SPINDEL
Notary Public, State of New York
No. 01SP4787941
Qualified In Nassau County
Commission Expires Sept. 30, 2005

This report** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Operations.
- x (d) Statement of Cash Flows.
- x (e) Statement of Changes in Members' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- x (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- x (q) Supplementary Report of Independent Auditors on Internal Control Required by Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sonenshine Pastor & Co. LLC

Financial Statements
and Supplemental Information

Year ended December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Member
Sonenshine Pastor & Co. LLC

We have audited the accompanying statement of financial condition of Sonenshine Pastor & Co. LLC (the "Company") as of December 31, 2001, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sonenshine Pastor & Co. LLC at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

March 26, 2002

Sonenshine Pastor & Co. LLC

Statement of Financial Condition

December 31, 2001

Assets		
Cash	$	20,637
Liabilities and member's equity		
Liabilities:		
Payable to affiliates	$	8,633
Member's equity		
Additional paid-in capital		20,000
Accumulated deficit		(7,996)
Total member's equity		12,004
Total liabilities and member's equity	$	20,637

See notes to financial statements.

Sonenshine Pastor & Co. LLC

Statement of Operations

Year ended December 31, 2001

Revenues		
Interest income	$	210
Expenses		
Administrative fees		(8,633)
Net loss	$	(8,423)

See notes to financial statements.

Sonenshine Pastor & Co. LLC

Statement of Changes in Member's Equity

Year ended December 31, 2001

	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Total
Balance at January 1, 2001	$ 20,000	$ 427	$ 20,427
Net loss	-	(8,423)	(8,423)
Balance at December 31, 2001	$ 20,000	$ (7,996)	$ 12,004

See notes to financial statements.

Sonenshine Pastor & Co. LLC

Statement of Cash Flows

Year ended December 31, 2001

Operating activities		
Net loss	$	(8,423)
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Increase in payable to affiliates		8,633
Net cash provided by operating activities		210
Cash at beginning of the year		20,427
Cash at end of the year	$	20,637

See notes to financial statements.

Sonenshine Pastor & Co. LLC

Notes to Financial Statements

December 31, 2001

1. Organization

Nature of Business

Sonenshine Pastor & Co. LLC (the "Company") was organized on November 8, 1999 in the State of Delaware. On April 12, 2001, the Company became a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. (the "NASD").

The Company performs consulting services in connection with transactions including mergers, acquisitions, divestitures, buyouts, and restructurings. The firm also provides financial and strategic advice, opinion letters and valuations, and negotiates with other parties.

2. Summary of Significant Accounting Policies

Use of Estimates

The financial statements are prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Taxes

As a single-member Limited Liability Company, the Company's results are included for tax purposes in the tax returns of its member. Consequently, income taxes are not provided for.

3. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-l) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, and requires that in the first year of operation as a registered broker-dealer, the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 8 to 1.

At December 31, 2001, the Company had net capital of $12,004, which was $7,004 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .72 to 1.

Capital withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

4. Related Party Transactions

Payables to affiliates of $8,633 as of December 31, 2001, represent expenses paid by Sonenshine Pastor Advisors LLC, the sole member of the Company, on behalf of the Company. These expenses include payroll, billing and other administrative services. These balances are accrued on a monthly basis.

Supplemental Information

Sonenshine Pastor & Co. LLC

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2001

Total member's equity	$	12,004
Deductions and/or charges:		
Total nonallowable assets included in Statement of Financial Condition		–
Net Capital	$	12,004
Computation of Basic Net Capital Requirement		
Net Capital	$	12,004
Net Capital requirement (greater of 12.5% of Aggregate Indebtedness or $5,000)		5,000
Excess Net Capital	$	7,004
Computation of Aggregate Indebtedness		
Total Aggregate Indebtedness from the Statement of Financial Condition	$	8,633
Percentage of Aggregate Indebtedness to Net Capital		72%

There were no material differences between the above computation and the computation in the Company's corresponding unaudited FOCUS Part IIA Report as of December 31, 2001.

Sonenshine Pastor & Co. LLC

Statement Regarding Rule 15c3-3

December 31, 2001

The Company has claimed an exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Supplementary Report of Independent Auditors on Internal Control Required by Rule 17a-5

The Member
Sonenshine Pastor & Co. LLC

In planning and performing our audit of the financial statements of Sonenshine Pastor & Co. LLC (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities Exchange Commission ("SEC") we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's criteria.

This report is intended solely for the information and use of the member, management, the National Association of Securities Dealers, Inc., the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

March 26, 2002

Financial Statements and Supplemental Information

Sonenshine Pastor & Co. LLC

Year ended December 31, 2001
with Report and Supplementary Report of Independent Auditors